EPR Properties
909 Walnut Street, Suite 200
Kansas City, MO 64106
(816) 472-1700
Via EDGAR Transmission

July 2, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Daniel L. Gordon, Branch Chief

Re:	EPR Properties
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 001-13561

Dear Mr. Gordon:
Set forth below are the responses of EPR Properties (the "Company," "EPR," "we," "us" or "our"), to the comment letter, dated June 21, 2013 (the "Comment Letter"), of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing of the Company.

For the convenience of the Staff, we have set forth below the text of the Staff's comment from the Comment Letter in bold typeface followed by the Company's response thereto. The heading and numbered paragraph in this letter correspond to the heading and numbered paragraph in the Comment Letter from the Staff.

Accounting for Acquisitions, page 63

1.
We have reviewed your response to comment 3. Please provide us with additional details about your criteria for determining when an acquisition is a business combination. Please specify each of the key criteria you evaluate for your typical acquisition types, and tell us why you believe each acquisition type does or does not meet the definition of a business. Please revise your accounting policy related to acquisitions in future filings to disclose these criteria, and show us your intended disclosure in your response.

Response:

EPR reviews the provisions of FASB Accounting Standards Codification Topic 805 on Business Combinations ("Topic 805") to determine whether an acquisition should be treated as a business combination or an asset acquisition and applies the definition of the term "business" and related guidance set forth in Topic 805 to the transaction. If the assets acquired do not meet the definition of a business under Topic 805, EPR accounts for the transaction as an asset acquisition. If the assets acquired meet the definition of a business under Topic 805, thereby making the acquisition a business combination, EPR applies the acquisition method for a business combination as provided for in Topic 805.

Topic 805 defines the term "business" as "[a]n integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants." Topic 805 sets forth additional guidance on what constitutes a business and provides that a business is comprised of three elements: input; process; and output. Topic 805 defines the first element, input, as "[a]ny economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it." Topic 805 defines the second element, process, as "[a]ny system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs." Topic 805 provides examples of what constitutes a process, which include "strategic management processes, operational processes, and resource management processes," but which typically exclude "[a]ccounting, billing, payroll, and other administrative systems." With respect to the third element, output, Topic 805 provides that outputs are created by the combination of the first two elements (i.e., inputs and processes applied to those inputs), but are not required for an integrated set to qualify as a business.

In conducting an analysis of the application of Topic 805, EPR reviews the detailed definitions of inputs, processes and outputs for each acquisition. Typically, EPR acquires single occupancy, special purpose properties that are leased under long-term triple-net leases. Under a triple-net lease, the lessee is responsible for paying all expenses associated with operating and maintaining the property in addition to rent. These expenses include taxes, insurance, utilities and maintenance expense. The lessee under a triple-net lease is also generally responsible for maintenance capital expenditures. If EPR acquires multiple properties in one transaction (for example, a portfolio of several theatres), these properties are usually leased to one tenant under a long-term master triple-net lease or if separate leases are entered into, each lease generally contains a cross-default provision pursuant to which a default under one lease would result in a default under each other lease with that operator. In each of these cases, EPR is not operating such properties in any way.

Accordingly, in applying Topic 805 to these types of acquisitions, we believe the first element necessary to qualify as a business under Topic 805 is satisfied in that it consists of an economic resource, a property or multiple properties, which would provide an input or inputs needed to produce outputs. However, in our typical case, where EPR has a single master triple-net lease or multiple cross-defaulted triple-net leases covering all of the properties in the transaction, EPR conducts no operations at the properties necessary to produce the outputs and, therefore, the second element necessary to qualify as a business under Topic 805 is not met. As a result of the second element not being satisfied (i.e., EPR does not complete any processes at the properties to produce outputs), these types of transactions are accounted for as asset acquisitions.

Alternatively, we do from time to time, enter into property acquisitions with shorter term in-place leases that are not triple-net. An example of this is a multi-tenant entertainment retail center. In these cases, the leases require EPR to be involved in processes such as administering common area maintenance ("CAM"), allocating and billing such CAM by tenant according to the underlying lease provisions and providing frequent leasing activities. In addition, EPR is generally responsible for planning and executing maintenance capital expenditures under these leases. In these cases, the acquisitions would satisfy each element of the definition of a business under Topic 805 as there are inputs, processes and outputs, and such acquisitions are accounted for by EPR as business combinations.

We will clarify our disclosure on Accounting for Acquisitions to explain the difference between the accounting for asset acquisitions versus business combinations in our next Annual Report on Form 10-K. Included below are the three proposed paragraphs that would replace the first two existing paragraphs:

Accounting for Acquisitions

Upon acquisitions of real estate properties, the Company determines if the acquisition meets the criteria to be accounted for as a business combination set forth in FASB ASC Topic 805 on Business Combinations (Topic 805). The Company evaluates the acquisition to determine if it meets the definition of a business as set forth in Topic 805, including analyzing the inputs, processes and outputs. The Company typically enters into transactions with single-tenants under long-term triple-net leases which do not meet the definition of a business as the Company is not involved in the processes of maintaining or operating the properties. Generally, a transaction meets the criteria of a business combination when it includes multiple tenants with frequent leasing activities and common area maintenance processes that the Company is required to manage.

If the transaction is determined not to be a business combination, it is accounted for as an asset acquisition. Costs incurred for asset acquisitions and development properties, including transaction costs, are capitalized. For asset acquisitions, the Company allocates the purchase price and other related costs incurred to the real estate assets acquired based on recent independent appraisals and management judgment.

If the acquisition is determined to be a business combination, the Company records the fair value of acquired tangible assets (consisting of land, building, tenant improvements, and furniture, fixtures and equipment) and identified intangible assets and liabilities (consisting of above and below market leases, in-place leases, tenant relationships and assumed financing that is determined to be above or below market terms) as well as any noncontrolling interest in accordance Topic 805. In addition, in accordance with Topic 805, acquisition-related costs in connection with business combinations are expensed as incurred, rather than capitalized. Costs related to such transactions, as well as costs associated with terminated transactions, are included in the accompanying Consolidated Statements of Income as transaction costs. Transaction costs expensed totaled $[X] million, $0.4 million and $1.7 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The remainder of the disclosure in this section is expected to remain the same.

* * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (816) 472-1700, or Craig L. Evans, our outside securities counsel, at (816) 691-3186, if you have any questions regarding this submission.

Very truly yours,
EPR PROPERTIES
/s/ Mark A. Peterson

Mark A. Peterson
Senior Vice President, Chief Financial Officer and Treasurer

cc:    David M. Brain
President and Chief Executive Officer
EPR Properties
Gregory K. Silvers
Executive Vice President and Chief Operating Officer
EPR Properties
Neil E. Sprague
Senior Vice President, General Counsel and Secretary
EPR Properties
Craig L. Evans
Stinson Morrison Hecker LLP